January 4, 2006
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 6010
Washington, D.C. 20549
Attention: Eduardo Aleman, Esq.
ATTORNEYS AT LAW
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main     650 843-5000
Fax       650 849-7400
www.cooley.com
NANCY H. WOJTAS
(650) 843-5819
nwojtas@cooley.com
Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000
Washington, DC
202 842-7800

Re:	Cardica, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on (File No. 333-129497)
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (“Cardica” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 2 to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on December 20, 2005. In addition, with the hard copy of this letter, which includes the redacted response to the Staff’s comment 6, we are providing to you the supplemental information you requested in several of your comments. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 2.
Amendment No. 2 is being filed in response to your letter dated December 30, 2005, setting forth the Staff’s comments regarding Amendment No. 1 to the Registration Statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.
Amendment No. 1 to Form S-1
1.	We note your revised disclosure in response to comment 8 in our letter dated November 30, 2005. Please explain in more detail the circumstances surrounding the termination of the distribution and development agreement with Guidant in September 2004. If Guidant terminated the agreement prior to its expiration, please expand your disclosure to explain why.

The disclosure has been revised on page 34 in response to the Staff’s comment. The Company supplementally advises the Staff that Guidant did not proffer a reason for its termination of the distribution agreement, and the Company does not wish to speculate behind the reasons for Guidant’s termination. The Company also supplementally advises the Staff that the development agreement was not terminated; rather, the services thereunder were completed.

Eduardo Aleman
January 4, 2006
Page Two
2.	The supplemental materials are not marked to indicate how they support the business, industry, and product disclosure in your filing. In order to expedite our review, please identify the information in the filing that you believe the supplemental materials support, and provide the relevant page numbers in the supplemental materials.

The Company supplementally sets forth below references within the previously-provided supplemental materials, which support the information in the filing as requested by the Staff’s prior comments.
•	In supplemental response to the Staff’s prior comment #2, and in support of the industry data attributed to the American Heart Association (which stated previously, “According to the American Heart Association, approximately 13 million Americans have coronary artery disease, and approximately 500,000 people in the United States die each year as a result of the disease.”), the Company respectfully directs the Staff to data published on the American Heart Association’s website, a printed copy of which was previously provided to the Staff. On page 2 of the website materials previously provided, the following statement is made: “Diseases of the heart remain the leading cause of death in the United States. In 2000, nearly 13 million U.S. residents were estimated to have coronary heart disease and more than 515,000 died from it according to the American Heart Association.” The Company supplementally advises the Staff that the American Heart Association has posted to its website a 2006 update to some of its statistical data, including the data attributed to the American Heart Association on pages 1 and 44 of the Registration Statement, and the Company has updated its disclosure on those pages accordingly (to state “According to the American Heart Association, approximately 13.2 million Americans have coronary artery disease, and approximately 653,000 people in the United States die each year as a result of the disease.”). Enclosed with the hard copy of this letter is a copy of the American Heart Association’s Heart Disease and Stroke Statistics – 2006 Update (the “2006 Update”), which includes the new data. Page 2 of the 2006 Update shows total prevalence of coronary heart disease in 2003 of 13.2 million. Page 10 of the 2006 Update states, under the heading “Mortality,” “CHD as an underlying or contributing cause of death – 653,000.” In this instance, “CHD” refers to coronary heart disease.

•	In supplemental response to the Staff’s prior comment #12, and in support of the industry data attributed to Medtech Insight on page 46 (which states, in relevant part, “According to an independent analysis by Medtech Insight...an estimated 260,000 CABG procedures will be performed in 2005 in the United States, as compared to approximately 280,000 procedures in 2004.”), the Company respectfully directs the Staff to Exhibit 3-7 of the Medtech report previously provided, set forth on page 3-24 thereof. Exhibit 3-7 is a table, which posits that approximately 264,000 CABG procedures will be performed in the United States in 2005 and approximately 280,000 procedures were performed in the United States in 2004.

•	In supplemental response to the Staff’s prior comment #16, and in support of the industry data referenced on pages 53 and 54 (which states, in relevant part, “It is estimated that approximately 8.5 million diagnostic and interventional catheterization procedures will be performed worldwide in 2005....It is estimated that in approximately 45% of these patients, a device is employed. The worldwide market for femoral artery closure devices is estimated to be approximately $500 million in 2005 and is estimated to increase to approximately $790 million by 2008.”), the Company respectfully directs the Staff to pages 68 and 69 of the Morgan Stanley industry report previously provided. The Morgan Stanley industry report posits in Exhibit 63 that the total worldwide market for vascular closure devices is estimated to be $501 million in 2005 and $789 million in 2008. The Morgan Stanley industry report sets forth on page 69 in the first full paragraph on that page that “...the potential for vascular closure procedures for 2005 approaches 8.5-9 million procedures.” The Morgan Stanley industry report continues in the next

Eduardo Aleman
January 4, 2006
Page Three
paragraph on page 69 to state, in relevant part, “Looking at overall acceptance, we believe that these [vascular closure] devices are used in about 45% of the estimated 8.5-9 million therapeutic and diagnostic procedures worldwide.”

•	In supplemental response to the Staff’s prior comment #18, the Company respectfully directs the Staff to “Revascularization in multivessel disease: Comparison between two-year outcomes of coronary bypass surgery and stenting,” an article published in The Journal of Thoracic and Cardiovascular Surgery, Volume 125, Number 4 (see page 813 thereof, which is fifth page of the copy provided) (the “Unger article”) and “Does Off-pump Coronary Artery Bypass Reduce Mortality, Morbidity, and Resource Utilization When Compared with Conventional Coronary Artery Bypass? A Meta-analysis of Randomized Trials,” an article published in Anesthesiology, V. 102 No. 1 (see page 194 thereof, which is the sixth page of the copy provided) (the “Cheng article”). The Unger article notes, in relevant part, on page 813 thereof, “There was no significant difference in freedom from death, stroke or myocardial infarction between the stent and surgical groups (90.7% vs 91.2%, respectively...). Of the remaining patients, however, 16.8% in the stent group and 3.5% in the surgical group underwent repeated revascularization...” The combined MACE rate implied in the Unger article is therefore 12.3% (i.e., 8.8%, or 100% minus 91.2%, plus 3.5%) at one year. The Cheng article sets forth in tabular form in Table 3 the one to two year death, myocardial infarction, stroke and reintervention rates for CABG procedures performed with hand-sewn anastomoses as 2.6%, 2.8%, 2.3% and 1.6%, respectively, which implies a MACE rate of approximately 9.3%. The Unger article suggests that longer-term MACE rates are higher. Compiling these statistics, the Company arrived at its implied MACE rates of 11.5%-12.5%.
Risk Factors, page 7
3.	We note that one customer accounted for 90% of total revenue for the three month period ended September 30, 2005. We also note that your revenues for that quarter totaled $168,000 and your accounts receivable increased $62,000. In an appropriate risk factor, expand to discuss the risks related to your dependence on one customer, and identify the customer.

A new risk factor and disclosure have been included on pages 10 and 11 in response to the Staff’s comment.
Our products may never gain any significant degree of market acceptance..., page 10
4.	Please explain in further detail the “characteristics” that may differ significantly between European patients and U.S. patients.

The disclosure has been revised on page 10 in response to the Staff’s comment.

Eduardo Aleman
January 4, 2006
Page Four
We could be exposed to significant product liability claims..., page 16
5.	Expand to disclose whether you are aware of any existing product liability claims.

The disclosure has been revised on page 16 in response to the Staff’s comment.
Management’s Discussion and Analysis, page 33
Stock-Based Compensation, page 35
6.	We note your response to prior comment 37 in our letter dated November 30, 2005. We also note your recent discussions with underwriters regarding the proposed filing range and the significant issuance of your stock options during the same timeframe. Additionally, we see your recent reassessment of fair value of common stock based on fully diluted shares outstanding. We note that the public offering range disclosed in your document is based on an estimate of fair value exclusive of the effect of convertible or exercisable securities. Please clarify the basis for the “discount” for fully diluted shares outstanding and why the determination of fair value should be based upon a fully diluted basis. In addition, tell us why you do not believe that the filing range determined by the underwriters is a more appropriate estimate of the fair value of the recently issued stock options.

[CONFIDENTIAL TREATMENT REQUESTED.]

Eduardo Aleman
January 4, 2006
Page Five
7.	Please revise to disclose the specific methodology used in the “market-based approach” to determine the reassessed fair value per share. The methodology used to determine the reassessed fair value and the basis for all significant assumptions and any discounts should be clearly disclosed.

The disclosure has been revised on page 36 in response to the Staff’s comment. The Company supplementally advises the Staff that the other public medical device companies it used as a basis of comparison were NMT Medical, Hemosense, Micrus Endovascular and CryoCor.
Results of Operations, page 37
Three Months Ended September 30, 2004 and 2005, page 37
8.	We see that you had inventory write-offs for obsolete PAS-Port systems in the three months ended September 30, 2005. Please revise to quantify the amount of the write-down and to disclose the circumstances that led to the impairment.

The disclosure has been revised on page 37 in response to the Staff’s comment.

9.	Please tell us the accounting for the repayment of loans to the three directors with common stock October 2005, including how you determined the value of the stock used for repayment.

The Company supplementally advises the Staff that it accounted for the repayment of loans to the three of its directors with stock on October 31, 2005 as follows:

Notes receivable and the related interest receivable were paid in full upon the receipt of common stock from the note holders with an aggregate value equal to the principal and interest receivable. Accordingly, the Company has decreased the notes receivable from stockholders balance (recorded as a contra-equity account) by $498,000 and decreased the notes receivable and interest receivable due from stockholders of $98,000 (recorded in other current assets) and recorded treasury stock for common stock of $596,000 for the common stock received. The Company received 66,227 shares of common stock with a fair value of $9.00 per share. The value per share was determined during the Company’s reassessment of the common stock as discussed in response to comments #6 and #7 above.
Business, page 44
10.	In an appropriate location in this section, discuss the material terms of the sponsored research agreement referred to in Note 5 to the financial statements on page F-20.

The disclosure has been revised on page 63 in response to the Staff’s comment.
Employee Benefit Plans, page 78
11.	Give the material number of stock options issued in July, 2005, expand the disclosure to state the total number of options granted at that time, the option exercise price for the shares, and the deemed fair market value at the time of the grant. Identify the individuals who received a significant number of options and the number of options each received — at a minimum that would be Messrs. Knodel, Newell and Hausen.

The disclosure has been revised on page 78 in response to the Staff’s comment.

Eduardo Aleman
January 4, 2006
Page Six
Loans to Executive Officers and Directors, page 84
12.	We note the disclosure in the first paragraph on page 37 discussing non-cash compensation expense recorded in connection with these loans. Expand to discuss here.

The disclosure has been revised on page 85 in response to the Staff’s comment.
Transactions with a Relative..., page 87
13.	Expand to disclose amounts paid to Bryan Knodel and/or his firm over the last three years for consulting services.

The disclosure has been revised on page 87 in response to the Staff’s comment.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
14.	We note your “draft” report for the effect of a reverse stock split of your stock. Prior to going effective, the audit report should be signed and the draft language should be removed. The same applies to the Consent of Independent Registered Public Accounting Firm, filed as exhibit 23.1.

The Company supplementally advises the Staff that, prior to going effective, the audit report will be signed and the draft language relating to the reverse stock split contained in the audit report and the Consent of Independent Registered Public Accounting Firm, filed as exhibit 23.1, will be removed.
Statements of Cash Flows, page F-9
15.	Please revise to clearly indicate the financial statements periods that are unaudited.

The disclosure has been revised on pages F-9 and F-10 in response to the Staff’s comment.
Note 8. Notes Payable, page F-22
16.	Refer to prior comment 32 in our letter dated November 30, 2005. We see your disclosure that the $1.1 million expense for the early extinguishment of debt related to the issuance of preferred stock to pay for interest due on the notes payable and $460,000 related to the acceleration of the amortization of warrant expense recorded as a discount to the debt. Please clarify why the issuance of preferred stock for accrued interest would result in an additional charge to interest expense. We presume that you recorded interest related to the debt as a period expense when it became due.

The disclosure has been revised on page F-22 in response to the Staff’s comment. The Company supplementally advises the Staff that the Company issued the 45,745 shares of Series

Eduardo Aleman
January 4, 2006
Page Seven
E preferred stock as payment for future interest otherwise payable pursuant to the extinguished debt.
***
The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.
In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of the Company’s response to the Staff’s comment 6 be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Cardica may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5819.
Very truly yours,

/s/ Nancy H. Wojtas
Nancy H. Wojtas
cc:	Bernard Hausen, Cardica, Inc. (without enclosures)
Robert Newell, Cardica, Inc. (without enclosures)
Guy Molinari, Esq., Heller Ehrman LLP (without enclosures)
Stephen Thau, Esq., Heller Ehrman LLP (without enclosures)